Exhibit 8.1

Internal Revenue Service	Department of the Treasury

Index Numbers: 355.01-00, 368.04-00	Washington, DC 20224

Judy Bruner	Person to Contact:
Chief Financial Officer	Gene Raineri (50-05894)
Palm, Inc. 5470 Great America Parkway Santa Clara, CA 95052	Telephone Number: (202) 622-7530 Refer Reply To: CC:CORP:4 PLR-131639-02 Date: December 9, 2002

Legend

Distributing	=	Palm, Inc. a Delaware corporation EIN: 94-3150688

Controlled	=	PaImSource, Inc. a Delaware corporation EIN: 77-0586278

Controlled Sub	=	Palm Platform Holding Company a Delaware corporation EIN: 77-0584328

FSub 1	=	Palm Ireland Investment a company organized under the laws of Ireland

FSub 2	=	Palm Platform Overseas Limited a company organized under the laws of the Cayman Islands

FSub 3	=	Palm Europe Limited a company organized under the laws of the United Kingdom

FSub 4	=	Palm Platform UK Limited a company organized under the laws of the United Kingdom

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FSub 5	=	PaImSource Europe SARL a société à responsibilité limitée organized under the laws of France

FSub 6	=	Palm Computing K.K. a kabushiki kaisha organized under the laws of Japan

FSub 7	=	Palm Hong Kong Limited a company organized under the laws of Hong Kong

Business Y	=	developing, manufacturing and marketing computing and communications handheld devices

Business Z	=	developing and licensing operating software and communications and personal information management software for mobile devices

Investor	=	Sony Corporation of America

Date A	=	December 3, 2001

Date B	=	December 17, 2001

Date C	=	March 1, 2002

Date D	=	March 2, 2002

Date E	=	May 9, 2002

Date F	=	October 7, 2002

Date G	=	April 26, 2002

Date H	=	August 29, 2001

Date I	=	November 28, 2001

Date J	=	October 15, 2002

Date K	=	the date of the Distribution, a date yet to be determined that will occur no later than 12 months after receipt of this ruling

Date L	=	May 31, 2003 or, if the Distribution has not occurred by May 31, 2003, the date which is seven days after the Distribution

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Year 1	=	1992

a	=	20 million

b	=	11.1 million

c	=	certain e-book assets

d	=	6.25

e	=	software

f	=	a bond posted by Distributing in connection with certain litigation involving Distributing, Controlled, and Xerox Corporation

g	=	20

h	=	16 million

i	=	4 million

Dear Ms. Bruner:

This letter responds to your June 6, 2002 request for rulings on certain federal income tax consequences of a proposed and partially completed transaction (the “Transaction”). The information submitted in that request and in subsequent correspondence is summarized below.

The rulings contained in this letter are based on facts and representations submitted by the taxpayer and accompanied by a penalties of perjury statement executed by an appropriate party. This office has not verified any of these facts or representations, but such verification may be required as part of the audit process.

Summary of Facts

Publicly traded Distributing is a domestic corporation and the common parent of an affiliated group that files a consolidated federal income tax return. Distributing directly conducts Business Y and has a single class of common stock outstanding.

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Controlled conducts Business Z. Controlled has outstanding Class C voting common stock (“Controlled Class C Common”) and Series A voting preferred stock (“Controlled Series A Preferred”). Distributing wholly owns the Controlled Class C Common and Investor wholly owns the Controlled Series A Preferred. Controlled wholly owns FSub 5 and Controlled Sub. Controlled Sub is indebted to Distributing for a dollars (the “Loan”).

Distributing also wholly owns FSub 1 and FSub 6. FSub 1 wholly owns FSub 3 and FSub 7. Controlled Sub wholly owns FSub 2 and FSub 2 wholly owns FSub 4. FSub 3, FSub 4, FSub 5 and FSub 7 have each elected (the “Elections”) to be treated as an entity disregarded from its owner pursuant to § 301.7701-3 of the Federal Income Tax Regulations (the “Regulations”). Each FSub is a foreign entity.

On Date A, Distributing transferred certain Business Z assets, including the stock of Controlled Sub, to Controlled in exchange for Controlled preferred stock, which represented all of the then outstanding Controlled stock (the “Date A Asset Transfer”). On Date B, Date C, and Date D, respectively, Distributing transferred the stock of FSub 5, b dollars, and c to Controlled (collectively, the “Date B-D Transfer”). Before the Date A Asset Transfer and beginning in Year 1, Distributing directly conducted the Business Z operations now conducted by Controlled. Since the Date A Asset Transfer, Controlled has directly and continuously conducted these Business Z operations. On Date E, when Distributing wholly owned Controlled, Distributing exchanged the Controlled preferred stock that it received in the Date A Asset Transfer for shares of Controlled Class C Common (the “Exchange”).

On Date F, Controlled issued Controlled Series A Preferred to Investor representing approximately d percent of the outstanding Controlled stock, in exchange for a dollars. Each share of the Controlled Series A Preferred is convertible into Controlled Class A voting common stock (“Controlled Class A Common”) on a one-to-one basis.

The only debt that will exist between Distributing and Controlled following the Distribution (as defined below) will be debt that arises in the ordinary course of business, including from the license of Controlled’s e to Distributing, from the provision of certain facilities and services by Distributing to Controlled on an arm’s length basis and for a limited transition period, and in connection with Controlled’s obligation to reimburse Distributing for expenditures made by Distributing under or in connection with f.

Financial information has been submitted indicating that Distributing’s Business Y and Controlled’s Business Z each has had gross receipts and operating expenses representing the active conduct of a trade or business for each of the past five years.

To avoid certain operational and managerial problems created by operating Business Y and Business Z within the same affiliated group, and to ease certain

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concerns of the clientele of Business Z regarding this affiliation, management decided on Date G to fully separate Business Y and Business Z by undertaking the Distribution. Before the Distribution, management also restructured, and intends to further restructure, Distributing’s operations, as described more fully below.

The Transaction

To accomplish the separation of Business Y from Business Z, Distributing has proposed and partially undertaken the following series of transactions:

On Date H

(i) Controlled Sub formed FSub 2 (the “FSub 2 Formation”).

(ii) FSub 1 sold certain rights to existing technology and other intangible property relating to Business Z to FSub 2 (the “FSub 2 Sale”).

(iii) Distributing and FSub 2 agreed that FSub 2 would pay part of the costs of developing future intellectual property relating to Business Z in exchange for ownership of certain rights relating to that intellectual property (the “Distributing/FSub 2 Arrangement”).

On Date I

(iv) FSub 2 formed FSub 4 (the “FSub 4 Formation”). Two Business Z employees were transferred from FSub 3 to FSub 4, and FSub 3 sold two computers to FSub 4 for their net book value (the “FSub 3 Sale”).

On Date J

(v) Distributing undertook a reverse split of its common stock (the “Distributing Split”) in which one new share of Distributing common stock was issued for each g shares of Distributing common stock.

Prior to Date K

(vi) Controlled may issue shares of Controlled Series A Preferred to one or more additional third-party investors.

(vii) Distributing will contribute h dollars of the principal amount of the Loan (through Controlled) to Controlled Sub (the “Contribution”). As a result of the Contribution, Controlled Sub will be relieved of part of its obligation as obligor on the Loan (the “Partial Forgiveness”).

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(viii) Controlled may undertake a stock split or reverse stock split of its stock (if consummated, the “Controlled Split”).

(ix) All of the outstanding Controlled Series A Preferred shares will convert to shares of Controlled Class A Common (the “Conversion”).

(x) The Controlled Class C Common held by Distributing will convert into either Controlled Class A Common or Controlled Class B Common. The Controlled Class A Common and the Controlled Class C Common have equal economic and voting rights. However, the Controlled Class C Common differs from the Controlled Class A Common in two respects. First, it can only be issued to Distributing. Second, Distributing can convert the Controlled Class C Common into either Controlled Class A Common or Controlled Class B Common. Under Controlled’s certificate of incorporation, the Controlled Class B Common is entitled to 80% of the total combined voting power of Controlled. Before the Distribution, Distributing will convert its Controlled Class C Common into Controlled Class B Common only if its voting interest in Controlled declines below the required 80% amount needed to satisfy the control requirement of § 368(c). Otherwise, Distributing will convert its Controlled Class C Common into Controlled Class A Common.

(xi) FSub 6 and FSub 7 will (a) transfer certain employees and (b) sell any related minor business assets to new subsidiaries owned by Controlled or by FSub 2 (the “FSub 6 Asset Sale” and the “FSub 7 Asset Sale”).

On Date K

(xii) Distributing will distribute all of its Controlled stock, pro rata, to the Distributing shareholders (the “Distribution”).

By Date L

(xiii) Controlled Sub will repay the i dollar balance of the Loan.

In connection with the Transaction, Distributing and Controlled have entered into (or will enter into) a General Assignment and Assumption Agreement, a Master Technology Ownership and License Agreement, a Master Patent Ownership and License Agreement, a Master Trademark Ownership and License Agreement, a Tax Sharing Agreement, an Employee Matters Agreement, a Master Confidential Disclosure Agreement, an Indemnification and Insurance Matters Agreement, a Software License Agreement, and certain agreements relating to shared services and facilities as described above (collectively, the “Ancillary Agreements”).

Contribution and Distribution Representations

The taxpayer has made the following representations regarding the Contribution

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and the Distribution:

(a) No part of the consideration to be distributed by Distributing will be received by a shareholder as a creditor, employee, or in any capacity other than that of a shareholder of the corporation.

(b) The five years of financial information submitted on behalf of the businesses conducted by Distributing and Controlled represents the present operations of each of these businesses, and there have been no substantial operational changes to these businesses since the date of the last submitted financial statements.

(c) Immediately after the Distribution, the gross assets of the businesses actively conducted (as defined in § 355(b)) by each of Distributing and Controlled will have a fair market value equal to at least five percent of the total fair market value of the corporation’s gross assets.

(d) Except for certain services and facilities provided by Distributing to Controlled on an arm’s length basis and for a limited transition period after the Distribution, Distributing and Controlled will each continue the active conduct of its respective business, independently and with its own employees.

(e) The Distribution is being carried out to eliminate certain operational and managerial problems that exist due to operating Business Y and Business Z within the same affiliated group, and to ease certain concerns of the clientele of Business Z regarding this affiliation. The Distribution is motivated, in whole or substantial part, by these corporate business purposes.

(f) Management of Distributing, to its best knowledge, is not aware of any plan or intention on the part of any shareholder or security holder of Distributing to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either Distributing or Controlled after the Distribution.

(g) There is no plan or intention by either Distributing or Controlled, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the Distribution, other than through stock purchases meeting the requirements of section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696, 705.

(h) There is no plan or intention to liquidate either Distributing or Controlled, to merge either corporation with any other corporation, or to sell or otherwise dispose of the assets of either corporation after the Distribution, except in the ordinary course of business.

(i) The total adjusted bases and the fair market value of the assets transferred to Controlled by Distributing each equals or exceeds the sum of the liabilities assumed by Controlled plus any liabilities to which the transferred assets are subject. Any liabilities of Distributing assumed (within the meaning of § 357(d)) by Controlled will have been

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incurred in the ordinary course of business and will be associated with the assets being transferred.

(j) No investment credit has been (or will be) claimed under § 46 for any property transferred.

(k) No intercorporate debt will exist between Distributing and Controlled at the time of, or subsequent to, the Distribution except for any debt that may arise in the ordinary course of business, including from the license of Controlled’s e to Distributing, from the provision of certain facilities and services by Distributing to Controlled on an arm’s length basis and for a limited transition period, or in connection with Controlled’s obligation to reimburse Distributing for expenditures made by Distributing under or in connection with f. None of this debt will constitute stock or securities for purposes of § 355.

(l) Immediately before the Distribution, items of income, gain, loss, deduction, and credit will be taken into account as required by the applicable intercompany transaction regulations (see § 1.1502-13 and § 1.1502-14 as in effect before the publication of T. D. 8597, 1995-2 C. B. 147, and as currently in effect; § 1.1502-13 as published by T.D. 8597). Further, any excess loss account Distributing may have in Controlled stock will be included in income immediately before the Distribution to the extent required by applicable regulations (see § 1.1502-19).

(m) Payments made in connection with all continuing transactions between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm’s length.

(n) No two parties to the Transaction are investment companies as defined in § 368(a)(2)(F)(iii) and (iv).

(o) The Distribution is not part of a “plan (or series of related transactions)” pursuant to which one or more persons will acquire, directly or indirectly, stock possessing 50 percent or more of the total combined voting power of all classes of either Distributing or Controlled entitled to vote, or stock possessing 50 percent or more of the total value of all classes of stock of either Distributing or Controlled, within the meaning of § 355(e).

(p) For purposes of § 355(d), immediately after the Distribution, no person (determined after applying § 355(d)(7)) will hold stock possessing 50 percent or more of the total combined voting power of all classes of Distributing stock entitled to vote, or 50 percent or more of the total value of shares of all classes of Distributing stock, that was acquired by purchase (as defined in §§ 355(d)(5) and (8)) during the five-year period (determined after applying § 355(d)(6)) ending on the date of the Distribution.

(q) For purposes of § 355(d), immediately after the Distribution, no person (determined after applying § 355(d)(7)) will hold stock possessing 50 percent or more of

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the total combined voting power of all classes of Controlled stock entitled to vote, or 50 percent or more of the total value of shares of all classes of Controlled stock, that was either (i) acquired by purchase (as defined in §§ 355(d)(5) and (8)) during the five-year period (determined after applying § 355(d)(6)) ending on the date of the Distribution or (ii) attributable to distributions on Distributing stock that was acquired by purchase (as defined in §§ 355(d)(5) and (8)) during the five-year period (determined after applying §355(d)(6)) ending on the date of the Distribution.

(r) Neither Distributing nor Controlled will have been a United States real property holding corporation (as defined in § 897(c)(2)) at any time during the five-year period ending on the date of the Distribution. Neither Distributing nor Controlled will be a United States real property holding corporation immediately after the Distribution. To the best knowledge of Distributing, no foreign person owns five percent or more of Distributing’s stock and no such person will own five percent or more of Distributing’s stock after the Distribution.

Other Representations

(s) No gain or loss was recognized by any party in the Exchange.

(t) There is no plan, intention, or formal or informal understanding to change the capital structure of Controlled following the Transaction.

Contribution and Distribution Rulings

Based solely on the information submitted and the representations made, we rule as follows regarding the Contribution and the Distribution:

(1) The Contribution, followed by the Distribution, will be a reorganization under § 368(a)(1)(D). Distributing and Controlled will each be “a party to a reorganization” under § 368(b).

(2) No gain or loss will be recognized by Distributing on the Contribution (§ 361(a)).

(3) No gain or loss will be recognized by Controlled on the Contribution (§ 1032(a)).

(4) The basis of each asset received by Controlled in the Contribution will equal the basis of that asset in the hands of Distributing immediately before its transfer (§ 362(b)).

(5) The holding period of each asset received by Controlled in the Contribution will include the period during which Distributing held that asset (§ 1223(2)).

(6) No gain or loss will be recognized by Distributing on the Distribution (§ 361(c)).

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(7) No gain or loss will be recognized by (and no amount will otherwise be included in the income of) the Distributing shareholders on their receipt of Controlled stock in the Distribution (§ 355(a)(1)).

(8) The aggregate basis of the Controlled stock and the Distributing stock in the hands of each Distributing shareholder after the Distribution will equal the shareholder’s basis in the Distributing stock immediately before the Distribution, allocated between the Controlled stock and the Distributing stock in proportion to the fair market value of each in accordance with § 1.358-2(a)(2) (§§ 358(a) and (b)(2)).

(9) The holding period of the Controlled stock received by each Distributing shareholder will include the holding period of the Distributing stock on which the Distribution is made, provided such stock is held as a capital asset on the date of the Distribution (§ 1223(1)).

(10) As provided in § 312(h), proper allocation of earnings and profits will be made between Distributing and Controlled under § 1.312-10(a).

Caveats

No opinion is expressed about the tax treatment of the Transaction (or of any other events described above) under any other provision of the Code or Regulations, or the tax treatment of any conditions existing at the time of, or effects resulting from, the Transaction (or of any other event described above) that are not specifically covered by the above rulings. In particular, no opinion is expressed about the federal income tax consequences of: the Elections, the Date A Asset Transfer, the Date B-D Transfer, the Exchange, the FSub 2 Formation, the FSub 2 Sale, the Distributing/FSub 2 Arrangement, the FSub 4 Formation, the FSub 3 Sale, the Partial Forgiveness, the Distributing Split, the Controlled Split (if consummated), the Conversion, the FSub 6 Asset Sale, the FSub 7 Asset Sale, or the Ancillary Agreements.

Procedural Statements

This ruling letter is directed only to the taxpayer who requested it. Section 6110(k)(3) provides that it may not be used or cited as precedent.

Each taxpayer affected by the Transaction should attach a copy of this ruling letter to the taxpayer’s federal income tax return for the taxable year in which the Transaction is completed.

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Pursuant to a power of attorney on file in this office, a copy of this letter is being sent to your authorized representative.

Sincerely,

By:	/s/ RICHARD K. PASSALES

Richard K. Passales Senior Counsel, Branch 4 Office of Associate Chief Counsel (Corporate)